LBO Capital Corp.

3509 Auburn Rd. Ste 200 ∙ Auburn Hills ∙MI ∙ 48326 USA

248.844-0300-tel  www.lbocapitalcorp.com  248.844-0302-fax

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January 25, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds

               Assistant Director

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Reynolds:

We have received your letter dated January 8, 2010 and we are in the process of reviewing the issues raised in it.  We appreciate the SEC’s efforts to assist us in compliance with the applicable disclosure requirements and we are committed to do the best we can to satisfy those requirements.

We respectfully request an extension of time until February 1, to prepare and file a response via Edgar.

Thank you for considering our request.

/s/ Majlinda Xhuti

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Chief Financial Officer